Rec'd 7/9/02

02023597

[UNITED STA]TES
[SECURITIES AND EXCHAN]GE COMMISSION
Washington, D.C. 20549

H 7-16-02

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SEC FILE NUMBER
8- 52306

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Norfolk Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
JUL 09 2002
535

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow + Co PC

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 7-18-02

Norfolk Markets, LLC
Financial Statement
December 31, 2001

<u>Contents</u>

Bobrow
& Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Alec R. Bobrow, CPA

Report of Independent Public Accountants

To the Member
Norfolk Markets, LLC
(A Limited Liability Company)
Norfolk, Connecticut

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC as of December 31, 2001, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and on the schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company, P.C.

Certified Public Accountants

February 7, 2002

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 214,769
Accounts receivable	824,058
	1,038,827
Organization costs, net of accumulated amortization of $2,670	25,600
	$1,064,427

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 145,483
Member's equity	918,944
Total liabilities and member's equity	$1,064,427

The accompanying notes are an integral part of this financial statement.

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2001

Revenues:	
Management fees	$1,102,447
Incentive fees	690,230
Placement fees	425,000
Reimbursed expenses from related entity	8,745
Interest income	4,152
Total revenues	2,230,574
Expenses:	
Commission expense	322,853
Professional fees	6,229
Licenses and permits	5,423
Placement fees expense	3,000
Amortization	1,885
Dues and subscriptions	1,865
Office expenses	281
	341,536
Net income	$1,889,038

The accompanying notes are an integral part of this financial statement.

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2001

Balance, January 1, 2001	$ 258,395
Contributions	0
Distributions	(1,228,489)
Net income	1,889,038
Balance, December 31, 2001	$ 918,944

The accompanying notes are an integral part of this financial statement.

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 1,889,038
Amortization	1,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(620,928)
Due from related entity	31,683
Accounts payable	130,185
Net cash provided by operating activities	1,431,863
Cash Flows from Financing Activities:	
Member distributions	(1,228,489)
Net cash (used in) financing activities	(1,228,489)
Net increase in cash and cash equivalents	203,374
Cash and cash equivalents, beginning of year	11,395
Cash and cash equivalents, end of year	$ 214,769

The accompanying notes are an integral part of this financial statement.

1. Organization:

Norfolk Markets, LLC was organized on July 1, 1999 as a Delaware Limited Liability Company for the purpose of conducting business as a broker/dealer. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved to do business as a broker/dealer with the NASD and SEC as of August 6, 2000, and operations of the Company began on that date.

2. Summary of Significant Accounting Policies:

Cash and cash equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Organization Costs

Organization costs represent fees associated with organizing the Company and registering the Company as a broker/dealer with regulatory authorities. The costs are being amortized over fifteen years. Amortization expense charged to operations during the year ended December 31, 2001 was $1,885.

Income Taxes

No provision for federal and state income taxes has been made in the financial statements since the Company's profit and losses are required to be reported on the member's income tax return.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2001 equals $258,830, which is in excess of the required minimum.

3. Net Capital and Reserve Requirements: (continued)

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule.

4. Accounts Receivable:

Accounts receivable include amounts receivable from registered investment advisors, which are calculated on a quarterly basis in arrears. At December 31, 2001, all receivables are expected to be collected in full and, therefore, no allowance for uncollectible accounts has been established.

5. Related Party Transactions:

The Company has executed an administrative services agreement by and between it's sole member Norfolk Management Group, LLC and the Company. Under the agreement, Norfolk Management Group, LLC agrees to pay all of the operating expenses of the Company and to furnish or perform all administration and support services required by the Company in connection with its business as a broker/dealer.

6. Accounts Payable:

Included in accounts payable are amounts payable to consultants for services provided to the Company. By agreement with the subcontractors, payments are not required to be made until at least 30 days after the Company receives payment from its clients.

7. Concentrations of Credit Risk:

The company maintains two bank accounts in one commercial bank. Cash in these accounts at times exceeded \$100,000. The Federal Deposit Insurance Corporation (FDIC) secures these bank accounts up to \$100,000.

Norfolk Markets, LLC
(A Limited Liability Company)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Year Ended December 31, 2001

Member's equity	$ 918,944
Less: non-allowable assets	
Accounts receivable	(634,514)
Organizational costs, net	(25,600)
Net capital	258,830
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $145,483)	9,689
Net capital in excess of requirement	$ 249,141
Ratio of aggregate indebtedness to net capital	57%

Reconciliation of Net Capital to Amount Reported on Focus Report – Part IIA

There are no material differences between the net capital reported on the Focus Report – Part IIA and this report. The Focus Report did not include certain current accounts receivable assets; however, this difference had no effect on the net capital reported.

The accompanying notes are an integral part of this financial statement.